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Free Writing Prospectus dated August 7, 2008
(supplementing Preliminary Prospectus dated July 28, 2008)
Filed Pursuant to Rule 433
Registration No. 333-150262
http://www.sec.gov/Archives/edgar/data/1358220/000104746908008879/0001047469-08-008879-index.htm

        This Free Writing Prospectus relates only to the securities described in the preliminary prospectus dated July 28, 2008 and should be read together with the preliminary prospectus dated July 28, 2008.

        On August 7, 2008, Rhino Resources, Inc. filed Amendment No. 5 to its registration statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated July 28, 2008. This Free Writing Prospectus sets forth revised disclosures in connection with:

  •
  a decrease in the range of the anticipated initial public offering price from (i) $16.00 to $18.00 per share to (ii) $11.00 to $12.00 per share;

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  an increase in the number of shares that Rhino Resources, Inc. is offering from 5,500,000 shares to 6,500,000 shares; and

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  a decrease in the number of shares that the selling stockholder, Rhino Energy Holdings LLC, is offering from 4,500,000 shares to 3,500,000 shares.

        This Free Writing Prospectus contains revisions to the following captioned sections of the preliminary prospectus dated July 28, 2008:

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  Summary—The Offering;

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  Use of Proceeds;

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  Capitalization; and

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  Dilution.

        References to "Rhino Resources, Inc.," "we," "our," "us" are used in this Free Writing Prospectus in the same manner as in the preliminary prospectus dated July 28, 2008.

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STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

        Rhino Resources, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Rhino Resources, Inc. has filed with the SEC for more complete information about Rhino Resources, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Rhino Resources, Inc., any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request from Morgan Stanley & Co. Incorporated at 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, or toll-free at (866) 718-1649; or from Lehman Brothers Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, by fax to (631) 254-7140, by telephone to (888) 603-5847 or by e-mail to qiana.smith@broadridge.com.

The Offering

Common stock offered by us	6,500,000 shares.
Common stock offered by the selling stockholder	3,500,000 shares.
5,000,000 shares, if the underwriters exercise their option to purchase additional shares in full.
Total common stock offered to the public	10,000,000 shares.
11,500,000 shares, if the underwriters exercise their option to purchase additional shares in full.
Common stock outstanding after this offering(1)	83,886,676 shares.
Use of proceeds
We estimate that the net proceeds to us from this offering (based on an assumed initial offering price of $11.50 per share), after deducting the estimated underwriting discount and offering expenses payable by us, will be approximately $67.5 million. We intend to use all of the net proceeds to repay outstanding indebtedness under our credit facility, a portion of which was used to finance the acquisitions of the Sands Hill and Deane mining complexes, leaving approximately $13.8 million of outstanding indebtedness under our credit facility and approximately $24.3 million of total indebtedness, on a pro forma basis as of March 31, 2008. Since then, we have incurred an additional $7.7 million of debt under our credit facility primarily as a result of the acquisition of the Eagle mining complex. Please read "Use of Proceeds" for more information. Certain affiliates of Raymond James & Associates, Inc., RBC Capital Markets Corporation, Wachovia Capital Markets, LLC and PNC Capital Markets LLC are lenders under our credit facility and will receive their respective share of any repayment by us of amounts outstanding under the credit facility from the proceeds of this offering. Please read "Underwriting."

We will not receive any of the proceeds from the sale of shares by Rhino Energy Holdings LLC, including from any exercise of the underwriters' option to purchase additional shares. Certain of our directors are Wexford Partners and, accordingly, may indirectly receive proceeds received by Rhino Energy Holdings LLC from its sale of our common stock in this offering. Please read "Use of Proceeds," "Security Ownership of Certain Beneficial Owners, Management and the Selling Stockholder" and "Certain Relationships and Related Party Transactions" for more information.

Dividend policy
We expect to commence a policy of paying quarterly dividends, initially at an annual rate of between $0.02 and $0.04 per share, to the holders of our common stock. Please read "Dividend Policy" for more information.
New York Stock Exchange symbol	RNO

(1)
The number of shares of our common stock outstanding after this offering includes 54,348 unrestricted shares to be issued to management in connection with the closing of this offering but excludes (1) 423,913 restricted shares to be issued to management in connection with the closing of this offering and (2) the number of shares equal to 5.0% of the outstanding common stock on the closing of this offering reserved for issuance under our long-term incentive plan. Please read "Management—Long-Term Incentive Plan."

USE OF PROCEEDS

        We estimate that our net proceeds from this offering, assuming an offering price of $11.50 per share, will be approximately $67.5 million after deducting the estimated underwriting discount and offering expenses payable by us. We intend to use all of the net proceeds to repay outstanding indebtedness under our credit facility, a portion of which was used to finance the acquisitions of the Sands Hill and Deane mining complexes, leaving approximately $13.8 million of outstanding indebtedness under our credit facility and approximately $24.3 million of total indebtedness, on a pro forma basis as of March 31, 2008. Since then, we have incurred an additional $7.7 million of debt under our credit facility primarily as a result of the acquisition of the Eagle mining complex.

        Our credit facility bears interest at either: (1) LIBOR plus 1.25% to 1.75% per annum depending on our leverage ratio; or (2) a base rate that is the higher of the prime rate or the federal funds rate plus 0.50%. We incur letter of credit fees equal to the then applicable spread above LIBOR on the undrawn face amount of standby letters of credit issued and a 15 basis point fronting fee payable to the administrative agent on the aggregate face amount of such letters of credit. In addition, we incur a commitment fee on the unused portion of the credit facility at a rate of 0.25% per annum based on the unused portion of the facility. The credit facility will mature in 2013. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility."

        Certain affiliates of Raymond James & Associates, Inc., RBC Capital Markets Corporation, Wachovia Capital Markets, LLC and PNC Capital Markets LLC are lenders under our credit facility and will receive their respective share of any repayment by us of amounts outstanding under the credit facility from the proceeds of this offering. Please read "Underwriting."

        A $1.00 increase or decrease in the assumed initial public offering price of $11.50 per share would cause the net proceeds from this offering, after deducting the underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $6.0 million. In addition, we may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $12.50 per share, would increase net proceeds to us from this offering by approximately $17.7 million. Similarly, each decrease of 1.0 million shares offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $10.50 per share, would decrease the net proceeds to us from this offering by approximately $15.8 million. Any increase or decrease in either the initial offering price or number of shares sold by Rhino Holdings LLC would have a similar result on the net proceeds in which it receives. We do not expect that any increase or decrease by Rhino Energy Holdings LLC would have a material affect on us or the offering.

        We will not receive any of the proceeds from the sale of shares by Rhino Energy Holdings LLC in this offering, including from any exercise of the underwriters' option to purchase additional shares. Rhino Energy Holdings LLC has informed us that it intends to distribute the net proceeds it receives from the sale of our common stock to Wexford Funds. Certain of our directors are Wexford Partners and, accordingly, may indirectly receive proceeds from this offering. Please read "Security Ownership of Certain Beneficial Owners, Management and the Selling Stockholder" and "Certain Relationships and Related Party Transactions."

        We will pay all of the offering expenses of the selling stockholder, excluding the underwriting discount.

CAPITALIZATION

        The following table shows our capitalization as of March 31, 2008:

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  on an actual basis for our predecessor, Rhino Energy LLC; and

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  on a pro forma basis, to reflect the offering of our common stock and the use of the net proceeds from this offering as described under "Use of Proceeds."

        This table is derived from, and should be read together with, the historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2008
	Actual	Pro Forma(3)
	(in thousands)
Cash	$1,214.3	$1,214.3
Debt:
Credit facility(1)	$81,250.0	$13,732.5
Other debt	10,573.6	10,573.6

Total debt	91,823.6	24,306.1
Members' equity	129,098.0
Stockholder' equity:
Common stock, par value $0.01 per share, 500,000,000 shares authorized, 83,886,676 shares issued and outstanding(2)		838.9
Additional paid-in capital	—	98,007.3
Retained earnings	—	84,636.1
Accumulated other comprehensive income	—	588.4

Total members'/stockholders' equity	129,098.0	184,070.7

Total capitalization	$220,921.6	$208,376.8

(1)
Since March 31, 2008, we have incurred an additional $7.7 million of debt under our credit facility primarily as a result of the acquisition of the Eagle mining complex.

(2)
The number of shares of common stock issued and outstanding on a pro forma basis includes shares of common stock outstanding, including awards of unrestricted stock to management and excluding awards of restricted stock to management.

(3)
Each $1.00 increase or decrease in the assumed public offering price of $11.50 per share would increase or decrease, respectively, each of total stockholders' equity and total capitalization by approximately $6.0 million, after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares offered by us, together with a concomitant $1.00 increase in the assumed offering price to $12.50 per share, would increase total stockholders' equity and total capitalization by approximately $17.7 million. Similarly, each decrease of 1.0 million shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price to $10.50 per share, would decrease total stockholders' equity and total capitalization by approximately $15.8 million. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

        Dilution is the amount by which the offering price will exceed the net tangible book value per share after the offering. Assuming an initial public offering price of $11.50 per share, on a pro forma basis as of March 31, 2008, after giving effect to the offering of common stock, our net tangible book value was approximately $182.8 million, or $2.18 per share. The pro forma net book tangible value excludes $1.3 million of deferred financing costs. Purchasers of our common stock in this offering will experience substantial and immediate dilution in net tangible book value per share for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$11.50
Net tangible book value per share before the offering(1)	$1.65
Increase in net tangible book value per share attributable to purchasers in the offering	0.53

Less: Pro forma net tangible book value per share after the offering(2)		2.18

Immediate dilution in net tangible book value per share to purchasers in the offering(3)		$9.32

(1)
Determined by dividing the net tangible book value of the contributed assets and liabilities by the aggregate of 77,332,328 shares to be issued to Rhino Energy Holdings LLC for the contribution of assets and liabilities by Rhino Energy Holdings LLC and certain Wexford Funds to us.

(2)
Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering by the total number of shares to be outstanding after the offering.

(3)
Each $1.00 increase or decrease in the assumed public offering price of $11.50 per share would increase or decrease, respectively, our pro forma net tangible book value by approximately $6.0 million, or approximately $0.07 per share, and dilution per share to investors in this offering by approximately $0.93 per share, after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares offered by us, together with a concomitant $1.00 increase in the assumed offering price to $12.50 per share, would result in a pro forma net tangible book value of approximately $200.4 million, or $2.36 per share, and dilution per share to investors in this offering would be $10.14 per share. Similarly, a decrease of 1.0 million shares offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $10.50 per share, would result in an pro forma net tangible book value of approximately $166.9 million, or $2.01 per share, and dilution per share to investors in this offering would be $8.49 per share. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

        The following table sets forth the number of shares that we will issue and the total consideration contributed to us by Rhino Energy Holdings LLC and certain Wexford Funds in respect of Rhino Energy Holdings LLC's shares and by the purchasers of our common stock in this offering upon consummation of the transactions contemplated by this prospectus.

	Shares Acquired(1)		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Rhino Energy Holdings LLC(2)	77,332,328	92.2%	129,098,020	63.3%	$1.67
New investors	6,500,000	7.8%	74,750,000	36.7%	$11.50

Total	83,832,328	100%	$203,848,020	100%	$2.43

(1)
The number of shares disclosed for Rhino Energy Holdings LLC includes the 3,500,000 being sold by Rhino Energy Holdings LLC to the public in this offering. The number of shares disclosed for new investors does not include the shares being purchased by the new investors from Rhino Energy Holdings LLC in this offering. The number of shares disclosed in this table does not include the 423,913 shares of restricted stock and 54,348 shares of unrestricted stock that we will issue to management in connection with the consummation of the transactions contemplated by this prospectus.

(2)
The assets contributed by Rhino Energy Holdings LLC and certain Wexford Funds will be recorded at historical cost. The book value of the consideration provided by Rhino Energy Holdings LLC and certain Wexford Funds is as of March 31, 2008.

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STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
The Offering
USE OF PROCEEDS
CAPITALIZATION
DILUTION